

February 3, 2009

Mr. Rudi Fronk
President and Chief Executive Officer
Seabridge Gold, Inc.
106 Front Street East, 4th Floor
Toronto, Ontario, Canada M5A 1E1

> **Re: Seabridge Gold, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated January 14, 2009**
> **File No. 0-50657**

Dear Mr. Fronk:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Interest of Management in Certain Transaction, page 59

1.   We note your response to our previous comment 4 and reissue said comment. Please note that Item 7.B of Form 20-F requires information for the period since the beginning of the company's preceding three financial years. The information you cite in your response letter does not provide the information for the required period. Please confirm that you will include disclosure meeting the requirements of Item 7.B in future applicable filings. Further, provide us with an example of the disclosure you intend to use to meet the disclosure requirements of Item 7.B in future applicable filings.

Management's Report on Internal Control over Financial Reporting, page 73

2.   We note your response to our prior comment 5. In particular, we note your response that the disclosure in Item 5.B. and Item 15 were designed to fulfill particular regulatory purposes with one fulfilling your obligations under Canadian securities laws and the other to fulfill your obligations under United States

securities laws. Item 15 requires that you include a discussion of changes in your internal control over financial reporting during the period covered by your annual report. Therefore, please confirm that in future filings you will provide either a cross reference in Item 15 to your discussion of changes in your internal control over financial reporting that appears on page 46 of your Form 20-F, or provide a separate statement fulfilling your US disclosure obligation to provide a discussion of changes in your internal control over financial reporting.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Doug Brown at (202) 551-3265, John Madison at (202) 551-3296, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Bruce Rich
       (212) 732-3232